Exhibit 1

OI S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.30029520-88

CALL NOTICE

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 5TH ISSUANCE OF

DEBENTURES TO BE HELD ON FEBRUARY 12, 2015

OI S.A., a publicly-held company with headquarters at Rua Lavradio, No. 71, Centro, in the city and state of Rio de Janeiro, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 76.535.764/0001-43, which articles of incorporation are registered with the Rio de Janeiro State Registry of Commerce (“JUCERJA”) under NIRE 33.30029520-8, registered with the Brazilian Securities and Exchange Commission (“CVM”) under code 11312 (the “Company”), due to the following, hereby invites the Debenture Holders of the Company’s 5th Issuance of Simple, Non-Convertible, Unsecured Debentures in Two Series for Public Distribution, such debentures having been originally issued by Telemar Norte Leste S.A. and subsequently transferred to the Company, to attend a general meeting to be held at 3:00 p.m. on February 12, 2015, at the Company’s headquarters in order to examine, discuss and vote on the agenda set forth herein:

(A) approval of the authorization to complete the corporate restructuring that aims to raise the level of the Company’s corporate governance on the BM&F Bovespa and/or the merger of shares by Telemar Participações S.A. and the Company, upon the Company’s assumption of certain covenants in favor of the Debenture Holders, as discussed in the general meeting of Debenture Holders held on January 26, 2015, including, among others, the covenants referred to in the management proposal to be disclosed by the Company to market in accordance with applicable regulations (the “Management Proposal”);

(B) temporary waiver of the calculation of the financial covenants described in Section 6.21, item XV of the Indenture of the 5th Issuance of Unsecured Non-Convertible Debentures (originally issued by Telemar Norte Leste S.A.) (the “Indenture”), during the four (4) quarters of 2015, which should conform to the below:

•	the maximum leverage to be calculated by the Company with respect to each of the four quarters of 2015, obtained by dividing the Total Gross Debt of the Company by the Company’s EBITDA, shall be less than 4.50 (four point fifty) times, except in the event that (i) prior to the effective transfer of the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A. (“Altice”) and payment of the sales price to the Company (the “Closing”), there is a need to deconsolidate the EBITDA of PT Portugal and its subsidiaries from the Company’s consolidated EBITDA calculation while, at the same time, there is a need to consolidate the debt of PT Portugal and its subsidiaries in the calculation of Total Gross Debt of the Company or (ii) after the Closing, PT Portugal’s debt will have been substantially transferred to the Company and its subsidiaries, being that, in either case, the maximum leverage to be calculated by the Company for each of the four quarters of 2015, obtained by dividing the Total Gross Debt by the Company’s EBITDA, shall be less than 6.00 times. For the quarters ended March 31, June 30 and September 30, 2015, the financial ratio provided herein shall be calculated according to the Company’s audited quarterly financial statements for each of those quarters. For the quarter ended December 31, 2015, the financial index provided herein shall be calculated according to the Company’s 2015 audited annual financial statements of the Company.

The determination of such financial covenants, described in Section 6.21, item XV of the Indenture (i.e., the ratio of the Company’s Total Gross Debt to EBITDA shall be less than 4.00, based on the Company’s consolidated balance sheet, and the ratio of the Company’s EBITDA to Debt Service shall be greater than or equal to 1.75, based on the Company’s consolidated balance), should be reinstated beginning in the first quarter of 2016 (inclusive).

The obligations described in this item (B) will require amendments to the Indenture, relating to the Company’s assumption of certain covenants in favor of the Debenture Holders, as discussed in the general meeting of Debenture Holders held on January 26, 2015, including, among others, the covenants referred to in the Management Proposal;

(C) in the event the resolutions described in items (A) and (B) above are approved, the Debenture Holders may elect either: (i) the payment of a certain amount to be proposed by the Company to the Debenture Holders (the “Waiver Fee”), the calculation method and the payment procedures of such Waiver Fee proposed by the Company are described in the Management Proposal; or (ii) the mandatory anticipated acquisition by the Company of the Debentures held by the respective Debenture Holders, such acquisition conditioned on the Company’s actual receipt of proceeds from the sale of all of the shares of PT Portugal to Altice, substantially consisting of the operations conducted by PT Portugal in Portugal and Hungary (the “Mandatory Acquisition”), the form and the procedures proposed by the Company for the execution of the Mandatory Acquisition are described in the Management Proposal;

(D) in the event the Debenture Holders exercise the option described in item (C) above, the definition and approval of the procedures to conduct the payment of the Waiver Fee or for the execution of the Mandatory Acquisition shall be pursuant to the Management Proposal; and

(E) the amendment to the Indenture will be drafted to be consistent with the covenants assumed and to be assumed by the Company in accordance with the approvals granted by the Debenture Holders in the general meeting of Debenture Holders convened by this Call Notice, as defined by the Company and the Debenture Holders in such general meeting.

General Instructions

The documentation related to the agenda is available at the Company’s headquarters and the headquarters of Planner Trustee DTVM Ltda. (the “Trustee”), as well as on the websites of the Company (www.oi.com.br), the Trustee (www.planner.com.br) and the CVM (www.cvm.gov.br).

In order to speed up the process and facilitate the work of the general meeting of Debenture Holders, the Debenture Holders should present themselves at the address indicated above bearing documents to attest their ownership of the respective Debentures.

Any proxy instruments granted by the Debenture Holders for their representation at the general meeting should be sent to the Trustee in up to two (2) business days prior the general meeting, via e-mail vrodrigues@planner.com.br, as well as deposited with the Trustee at its headquarters, located at Avenida Brigadeiro Faria Lima, nº 3.900, 10º andar, in the city and state of São Paulo.

Rio de Janeiro, January 28, 2015.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Oi S.A.

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